

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 9, 2010

Mail Stop 4631

<u>Via U.S. mail and facsimile @ (770) 677-8734</u>

Juan R. Figuereo
Executive Vice President and Chief Financial Officer
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

   Re: Newell Rubbermaid Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 1, 2010
     Definitive Proxy Statement on Schedule 14A Filed on April 1, 2010
     File No. 001-09608

Dear Mr. Figuereo:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Pamela A. Long
       Assistant Director